Exhibit 99.1

News release

Cenovus announces 2021 fourth-quarter and full-year results

Calgary, Alberta (February 8, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered record oil sands production in the fourth quarter of 2021, contributing to total upstream output of more than 825,000 barrels of oil equivalent per day (BOE/d)1 and almost 792,000 BOE/d1 for the full year. The company generated fourth-quarter cash from operating activities of $2.2 billion and adjusted funds flow of $1.9 billion. With free funds flow of $1.1 billion in the quarter, and proceeds from recent divestitures, net debt was below $9.6 billion at year end, a reduction of more than $1.4 billion from the end of the third quarter and $3.5 billion in 2021 following the acquisition of Husky Energy. Total long-term debt was $12.4 billion as at December 31, 2021, down nearly $1.7 billion from January 1, 2021, and expected to decrease by approximately US$384 million on February 9 when Cenovus redeems the remaining principal amount of its notes due in 2023 and 2024. As part of its plan to enhance shareholder returns, Cenovus continues to buy back common shares under its previously announced Normal Course Issuer Bid (NCIB) and as of February 7 had repurchased approximately 26 million common shares at a volume weighted price of $16.31 per share.

“In our first year as a combined company we delivered exceptional operational performance at our upstream business, successfully integrated the assets acquired in the Husky transaction and aggressively reduced debt, creating a stronger company,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “We exceeded our expected transaction synergies and enhanced shareholder returns, doubling our quarterly dividend and commencing our share buyback program. In addition, we’re well positioned to consider future opportunities to further enhance returns for our shareholders.”

Financial, production & throughput summary
(For the period ended December 31)	2021 Q4	2020 Q4[2]	% change[2]	2021 FY	2020 FY2	% change[2]
Financial ($ millions, except per share amounts)
Cash from operating activities	2,184	250	774	5,919	273	2,068
Adjusted funds flow[3,4]	1,948	333	485	7,248	117	6,095
Per share (basic)[3]	0.97	0.27		3.59	0.10
Capital investment	835	242	245	2,563	841	205
Free funds flow[3,4]	1,113	91	1,123	4,685	(724)
Net earnings (loss)	(408)	(153)		587	(2,379)
Per share (basic)	(0.21)	(0.12)		0.27	(1.94)
Long-term debt	12,385	7,441	66	12,385	7,441	66
Net debt[5]	9,591	7,184	34	9,591	7,184	34
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	678,300	405,300	67	642,300	408,400	57
Conventional natural gas (MMcf/d)	883.5	369.5	139	895.5	379.0	136
Total upstream production (BOE/d)[1]	825,300	467,200	77	791,500	471,700	68
Total downstream throughput (bbls/d)	469,900	169,000	178	508,000	185,900	173

1 See Advisory for production by product type.
2 Comparative figures include Cenovus results prior to the January 1, 2021 closing of the Husky transaction and do not reflect historical data from Husky.
3 Non-GAAP financial measure. See Advisory.
4 Prior period results have been restated to conform with the current definition of adjusted funds flow.
5 Specified financial measure. See Advisory.

Fourth quarter operating results1
In the fourth quarter, Cenovus achieved upstream production of 825,300 BOE/d, including record average daily oil sands production of almost 251,000 barrels per day (bbls/d) at Christina Lake and nearly 212,000 bbls/d at Foster Creek. Christina Lake production added more than 8,000 bbls/d compared with the third quarter, benefiting from the continued success of Cenovus’s well redevelopment plan. Production at Foster Creek increased almost 25,000 bbls/d from the previous quarter, primarily due to new wells from the asset’s west development area now operating at full production rates. The Lloydminster thermal projects continued to demonstrate strong and reliable performance, achieving production of 99,000 bbls/d, up from 98,000 bbls/d in the third quarter. The Offshore segment contributed more than 73,000 BOE/d, including production of 62,500 BOE/d from the Asia Pacific region and 10,600 bbls/d from the Atlantic region, while the Conventional segment had production of 125,300 BOE/d.

The Canadian Manufacturing segment also continued its strong and reliable performance. The crude utilization rate was 98%, with the Lloydminster Upgrader and Lloydminster Refinery running at or near capacity throughout the fourth quarter. Canadian Manufacturing throughput was 108,300 bbls/d, in line with the third quarter.

In the U.S. Manufacturing segment, the crude utilization rate was 72% with crude throughput of 361,600 bbls/d, down from 89% utilization and throughput of 445,800 bbls/d in the third quarter. The difference in the fourth quarter was primarily due to reduced throughput at the Lima Refinery related to a planned major turnaround, which occurs every five years, as well as subsequent operational challenges on secondary units at Lima, as well as planned maintenance and an unplanned outage at the Wood River Refinery, co-owned with operator Phillips 66. The challenges following completion of the Lima turnaround reduced throughput in December and most of January. These issues have been successfully resolved and the Lima facility returned to normal operations by the end of last month.

“In 2021, we clearly delivered on our operational strength in the Upstream and Canadian Manufacturing businesses,” said Pourbaix. “In 2022, we are focused on building a similarly strong executional track record in U.S. Manufacturing and demonstrating the additional value that business will generate for our shareholders.”

In the fourth quarter, Cenovus’s total revenues were slightly over $13.7 billion compared with $12.7 billion in the third quarter, driven by higher average realized sales prices for the company’s products across the Upstream and Downstream segments. Total operating margin6 for the quarter was $2.6 billion, compared with approximately $2.7 billion in the previous quarter, driven primarily by reduced throughput and higher costs in U.S. Manufacturing.

Downstream revenues rose to about $8.1 billion compared with $7.5 billion in the third quarter, largely driven by higher average refined product pricing. Total Downstream operating margin5 fell to
$42 million compared with $268 million in the third quarter, largely due to the elevated operating costs in U.S. Manufacturing offset by continued strong and reliable operating performance from Canadian Manufacturing. While Canadian Manufacturing operating margin of $131 million was relatively flat with the previous quarter’s $130 million, U.S. Manufacturing operating margin was negative $97 million, down from $122 million in the third quarter.

Upstream revenues rose to $7.4 billion from $6.6 billion in the previous quarter, driven by higher average realized sales prices. Total Upstream operating margin5 was more than $2.5 billion, up slightly from about $2.4 billion in the third quarter, with the difference mainly driven by higher operating margins from the company’s Conventional and Offshore assets. In both cases, the operating margin increases were primarily driven by higher average realized sales.
6 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.

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Fourth quarter financial results
Cash from operating activities was $2.2 billion and adjusted funds flow was $1.9 billion in the quarter. Free funds flow of $1.1 billion included capital investment of $835 million primarily for planned winter drilling programs in the Oil Sands and Conventional segments as well as the Superior Refinery rebuild project.

Cash flows were impacted in the fourth quarter by a realized risk management loss of $268 million related to Cenovus’s inventory risk management program compared with a realized risk management loss of $184 million in the third quarter. In addition, general and administrative expense was $358 million, compared with $158 million in the prior quarter, with the quarter-over-quarter change related to an accrual of $167 million for a synergies incentive plan as well as $62 million for the impact of increased share price on stock-based compensation expense.

Cenovus recorded a net loss of $408 million in the fourth quarter, compared with third-quarter net earnings of $551 million. The net loss primarily resulted from a non-cash impairment of $1.9 billion in the U.S. Manufacturing segment, reflecting a point-in-time commodity price outlook for accounting purposes, partially offset by reversals of prior impairments of $378 million in Cenovus’s Conventional segment. The company continues to see long-term value in the U.S. Manufacturing business, including the reduced cash flow volatility offered by Cenovus’s integrated heavy oil value chain.

Full-year results1
On a full-year basis, Cenovus achieved total Upstream production of 791,500 BOE/d, reflecting production increases at most of the company’s assets, including record output in its Oil Sands segment over the course of the year. Total Oil Sands segment production was 581,500 bbls/d, including nearly 180,000 bbls/d at Foster Creek, a 10% increase from 2020, and about 237,000 bbls/d at Christina Lake, up 8% from the previous year. Record production was also delivered at the Lloydminster thermal projects with almost 98,000 bbls/d for the year. In Conventional, production increased to 133,600 BOE/d from approximately 89,900 BOE/d in 2020, with the increase largely related to assets acquired through the Husky transaction. Offshore total production was 74,400 BOE/d.

In Canadian Manufacturing, average utilization for the year was 96% and average throughput was 106,500 bbls/d, reflecting the top-tier performance of the Lloydminster Upgrader and Lloydminster Refinery. In U.S. Manufacturing, full-year utilization was 80% and average throughput was 401,500 bbls/d.

Total revenues were about $46.4 billion in 2021 and total operating margin was almost $9.4 billion, compared with revenues of $13.5 billion and total operating margin of $921 million in 2020. Year-over- year differences in both total revenues and total operating margin largely related to increased commodity prices and assets acquired in the Husky transaction.

Cash from operating activities was nearly $6 billion for the year, compared with $273 million in 2020. Adjusted funds flow was $7.2 billion and free funds flow was $4.7 billion. Total capital expenditures for the year were approximately $2.6 billion, primarily concentrated on sustaining production at the company’s upstream assets and maintenance capital for the downstream assets, as well as investment in the Superior Refinery rebuild. Full-year net earnings for 2021 were $587 million compared with a loss of $2.4 billion the previous year.

Portfolio update
During the fourth quarter, Cenovus reached agreements for asset sales with total proceeds of about
$1.5 billion. This brings the total expected cash proceeds from sale announcements in 2021 to approximately $1.9 billion, of which $430 million was realized by the end of the year.

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Cenovus agreed to sell its Husky retail fuels network for approximately $420 million and the Wembley assets in its Conventional business for approximately $238 million. The Wembley transaction is expected to close in the current quarter and, subject to regulatory approvals, retail in mid-2022. The company also announced the sale of its Tucker thermal asset, which closed on January 31, for approximately $800 million. Cenovus’s 2022 guidance did not reflect the sale of Tucker and the company plans to provide updated guidance with first quarter results.

While Cenovus will always consider opportunities to optimize its asset portfolio, the company does not anticipate further significant divestitures in the near future.

Shareholder returns
The Board has declared a dividend of $0.035 per share, payable on March 31, 2022 to common shareholders of record as of March 15, 2022. Cenovus continued to execute its NCIB announced in late 2021, which allows the company to purchase up to 146.5 million of its common shares. In 2021, the company repurchased approximately 17 million common shares with another 9 million bought back so far in 2022. The Board also declared a fourth-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on March 31, 2022 to shareholders of record as of March 15, 2022 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	1.859	0.11460
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as "eligible dividends" for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Health and safety
To protect the health and safety of Cenovus staff and neighbouring communities, the company continues to follow its own robust COVID-19 protocols, as well as those outlined by regional health authorities across the company’s operating areas. This includes encouraging vaccination and employing rapid testing. Cenovus’s field operations continue to run safely and reliably. The company is monitoring the evolving public health situation and examining next steps around Western Canada return to office decisions.

Cenovus achieved strong occupational and process safety performance in the fourth quarter while completing maintenance work at assets across the company, which contributed to solid safety results for the full year. Cenovus remains focused on continuing to further build and sustain a culture that delivers continuous improvement in safety performance and a commitment to protect the environment. The company continued to harmonize major safety systems, programs and applications throughout 2021, with further work expected this year. Additionally, the company continues to roll out its Cenovus Operations Integrity Management System (COIMS). The COIMS framework defines what the company will do to manage health, safety, operations integrity and environmental risk.

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Sustainability
During the fourth quarter, Cenovus set out ambitious targets for the company’s five environmental, social and governance (ESG) focus areas of climate & greenhouse gas (GHG) emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity. The targets, which are embedded in the company’s five-year business plan, include a reduction in absolute scope 1 and 2 GHG emissions of 35% by year-end 2035 from 2019 levels, on a net equity basis, and a longer-term ambition of net zero emissions by 2050. Other targets include a reduction in fresh water intensity by 20% in oil sands and in thermal operations by year-end 2030, reclaiming 3,000 decommissioned well sites by year-end 2025, restoring more habitat than the company uses in the Cold Lake caribou range by year-end 2030, achieving a minimum of $1.2 billion of spending with Indigenous businesses between 2019 and year-end 2025, and increasing the number of women in leadership roles, which includes Team Lead/Coordinator/Supervisor or above, to 30% by year-end 2030.

The Oil Sands Pathways to Net Zero initiative, co-founded by Cenovus, continued work on its foundational carbon capture, utilization and storage project. This first project is expected to include a pipeline with phased expansion capability to gather carbon dioxide from 20 oil sands facilities.
Discussions are ongoing with the federal and provincial governments to ensure the necessary policy and financial support is in place for Pathways to achieve its ambitious vision, support the oil sands sector’s long-term contribution to Alberta and help Canada achieve its climate and economic recovery commitments. The Pathways alliance is also progressing work to assess the feasibility of multiple other GHG-reducing technologies.

Reserves
Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators. At the end of 2021, Cenovus’s total proved reserves rose 21% to approximately 6.1 billion BOE, while total proved plus probable reserves increased 24% to approximately 8.3 billion BOE largely due to the Husky transaction. Total proved bitumen reserves were approximately 5.6 billion barrels, an increase of 16% from 2020, while total proved plus probable bitumen reserves rose 17% to approximately 7.4 billion barrels. At year-end 2021, Cenovus had a proved reserves life index of approximately 21 years, and a proved plus probable reserves life index of approximately 29 years.

More details about Cenovus’s reserves and other oil and gas information are available in the Advisory, and the Management’s Discussion & Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2021, which will be available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Cenovus year-end disclosure documents
Today, Cenovus is filing its audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission. Copies of these documents will be available on SEDAR at sedar.com, EDGAR at sec.gov and the company's website at cenovus.com under Investors. They can also be requested free of charge by emailing investor.relations@cenovus.com.

Conference call today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, February 8, 2022, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-394-8218 (toll-free in North America) or 647-484-0475 approximately
10 minutes prior to the conference call. A live audio webcast of the conference call will also be available. The webcast will be archived for approximately 90 days.

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Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Oil and gas information
Reserves Life Index
Reserves life index is calculated based on reserves for the applicable reserves category divided by annual production.

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
	Three months ended December 31, 2021	Full year ended December 31, 2021
Oil Sands
Bitumen (Mbbls/d)	606.0	561.3
Heavy crude oil (Mbbls/d)	18.9	20.2
Conventional natural gas (MMcf/d)	12.4	12.6
Total Oil Sands segment production (BOE/d)	626.9	583.5
Conventional
Light crude oil (Mbbls/d)	7.2	8.4
Natural gas liquids (Mbbls/d)	22.5	25.6
Conventional natural gas (MMcf/d)	574.3	597.6
Total Conventional segment production (BOE/d)	125.3	133.6
Offshore
Light crude oil (Mbbls/d)	10.6	14.1
Natural gas liquids (Mbbls/d)	13.1	12.7
Conventional natural gas (MMcf/d)	296.8	285.3
Total Offshore segment production (BOE/d)	73.1	74.4
Total upstream production (BOE/d)	825.3	791.5
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

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Forward-looking information in this document is identified by words such as “achieve”, “anticipate”, “commitment”, “continue”,“deliver”, “expect”, “focus”, “next steps”, “positioned”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2022 priorities; net debt and long-term debt; upstream production; downstream operations and performance; cash flow volatility; updating guidance; shareholder returns; the repurchase of Cenovus common shares; closing disposition transactions; asset portfolio optimization; divestitures; dividends; timing of office workforce returns; safety performance, programs and applications, including COIMS; protecting the environment; ESG target areas, including GHG emissions reductions for Cenovus and for the oil sands through the Oilsands Pathways to Net Zero initiative; fresh water intensity; reclaiming decommissioned well sites; habitat restoration; spending with Indigenous businesses; women in leadership roles; and reserves and reserves life index.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release are based include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the allocation of free finds flow to Cenovus’s balance sheet; commodity prices; future narrowing of crude oil differentials; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2022 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Husky transaction; the effectiveness of Cenovus’s risk management program; the accuracy of estimates regarding commodity prices, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; ability to successfully complete development plans and improve asset performance; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2021 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified financial measures
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the year ended December 31, 2021, dated February 7, 2022

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and available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com, which is incorporated by reference into this news release.

Upstream operating margin and Downstream operating margin
The following table illustrates the items comprising Upstream operating margin and Downstream operating margin.

	Upstream				Downstream
Three Months Ended September 30, 2021 ($ millions)	Oil Sands (i)	Conventional (i)	Offshore (i)	Total	Canadian Manufacturing (i)	U.S. Manufacturing (i)	Retail (i)	Total
Revenues
Gross Sales	6,117	833	404	7,354	1,215	5,723	592	7,530
Less: Royalties	669	40	24	733	—	—	—	—
	5,448	793	380	6,621	1,215	5,723	592	7,530
Expenses
Purchased Product	825	445	—	1,270	986	5,171	551	6,708
Transportation and Blending	1,918	20	3	1,941	—	—	—	—
Operating	616	135	49	800	99	413	25	537
Realized (Gain) Loss on Risk Management	166	2	—	168	—	17	—	17
Operating Margin	1,923	191	328	2,442	130	122	16	268
(i) Found in Note 1 of the September 30, 2021, Interim Consolidated Financial Statements. Oil Sands results have been restated for a change in presentation of product swaps and certain third- party purchases used in blending and optimization activities. Gross sales and purchased product increased by $3 million. See Note 3 in the December 31, 2021, Interim Consolidated Financial Statements.

Total operating margin
Total operating margin is the total of Upstream operating margin plus Downstream operating margin.

	Upstream (i)				Downstream (i)				Total
($ millions)	2021	Q4 2021	Q3 2021	2020	2021	Q4 2021	Q3 2021	2020	2021	Q4 2021	Q3 2021	2020
Revenues
Gross Sales	27,844	8,237	7,354	9,708	26,673	8,135	7,530	4,815	54,517	16,372	14,884	14,523
Less: Royalties	2,454	815	733	371	—	—	—	—	2,454	815	733	371
	25,390	7,422	6,621	9,337	26,673	8,135	7,530	4,815	52,063	15,557	14,151	14,152
Expenses
Purchased Product	4,843	1,410	1,270	1,530	23,526	7,348	6,708	4,429	28,369	8,758	7,978	5,959
Transportation and Blending	7,930	2,387	1,941	4,764	—	—	—	—	7,930	2,387	1,941	4,764
Operating	3,241	865	800	1,476	2,258	689	537	785	5,499	1,554	1,337	2,261
Realized (Gain) Loss on Risk Management	788	202	168	268	104	56	17	(21)	892	258	185	247
Operating Margin	8,588	2,558	2,442	1,299	785	42	268	(378)	9,373	2,600	2,710	921
(i)    Found in Note 1 of the December 31, 2021, or September 30, 2021, interim Consolidated Financial Statements.

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Adjusted funds flow and free funds flow
The following table provides a reconciliation of cash from (used in) operating activities found in the company’s Consolidated Financial Statements to adjusted funds flow and free funds flow. Adjusted funds flow per share is calculated by dividing adjusted funds flow by the weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Twelve Months Ended December 31,		Three Months Ended December 31,
($ millions)	2021	2020	2021	2020
Cash From (Used in) Operating Activities (i)	5,919	273	2,184	250
(Add) Deduct:
Settlement of Decommissioning Liabilities	(102)	(42)	(35)	(6)
Net Change in Non-Cash Working Capital	(1,227)	198	271	(77)
Adjusted Funds Flow	7,248	117	1,948	333
Capital Investment	2,563	841	835	242
Free Funds Flow	4,685	(724)	1,113	91
(i)    Found in the December 31, 2021, interim Consolidated Financial Statements.

Net debt
The following table provides a reconciliation of short-term borrowings and the current and long-term portions of long-term debt found in Cenovus’s Consolidated Financial Statements to net debt.

As at ($ millions)	December 31, 2021 (i)	September 30, 2021 (i)	January 1, 2021 (ii)	December 31, 2020 (i)
Short-Term Borrowings	79	48	161	121
Current Portion of Long-Term Debt	—	545	—	—
Long-Term Debt	12,385	12,441	14,043	7,441
Less: Cash and Cash Equivalents	(2,873)	(2,010)	(1,113)	(378)
Net Debt	9,591	11,024	13,091	7,184
(i)Found in the December 31, 2021, or September 30, 2021, interim Consolidated Financial Statements.
(ii)Includes December 31, 2020, balances plus amounts assumed on January 1, 2021, in the Husky transaction. Short-term borrowings of $40 million and long-term debt of $6.6 billion were assumed, and cash and cash equivalents of $735 million were acquired, as presented in Note 5 of the December 31, 2021, Consolidated Financial Statements.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost- efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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